AVVAA WORLD HEALTH CARE PRODUCTS, INC.
BOX 459, 1710 SHUSWAP AVE.
LUMBY, BC, CANADA V0E 2G0
(250) 547-2048

October 5, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  AVVAA World Health Care Products, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed with the Securities and Exchange Commission on September 21, 2006
      (Registration No. 333-124667)
      Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, AVVAA World Health Care Products, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-124667, which was filed on September 21, 2006 (the “Registration Statement”).

The reasons for the withdrawal of the Registration Statement are as follows: the Company inadvertently filed such Amendment No. 1 to Registration Statement on Form SB-2 under the incorrect SEC File No. (333-124667). The Company will subsequently re-file the Amendment No. 1 to Registration Statement on Form SB-2 under the correct SEC File No. 333-134321.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

AVVAA WORLD HEALTH CARE PRODUCTS, INC.

By:	/s/ John Farley
John Farley
Chief Executive Officer
and Director